Exhibit 99.2

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME ANNOUNCES FILING OF SHELF REGISTRATION STATEMENT

Vancouver, Canada, October 23, 2008 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it has filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10.

On July 25, 2008, Cardiome completed a private placement of Series A preferred shares.  In connection with the private placement, Cardiome granted certain registration rights to the purchaser of the Series A preferred shares pursuant to a registration rights agreement, which require Cardiome to use its reasonable best efforts to file a Canadian prospectus and related U.S. registration statement covering resales, from time to time, of the common shares issuable upon conversion of the Series A preferred shares.  The shelf prospectus filed today is intended to satisfy Cardiome’s filing obligations under the registration rights agreement, and to replace the company’s previous shelf prospectus, originally filed in October 2006, which was due to expire in November 2008.

The timing of today’s filing is tied to Cardiome’s obligation in the registration rights agreement to file the shelf prospectus by October 23, 2008 (90 days after the issuance of the Series A preferred shares) and is unrelated to the type of transaction Cardiome hopes to deliver to shareholders, or the status of the ongoing strategic process.  Following the filing of the final base shelf prospectus and the effectiveness of the registration statement, Cardiome intends to file a prospectus supplement to cover resales, from time to time, of the common shares issuable upon conversion of the Series A preferred shares and thereby fulfill its obligations under the registration rights agreement.  Cardiome has no intention of raising additional capital at this time.

The shelf registration statement filed today with the SEC has not yet become effective.  No securities may be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.  This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

A copy of the shelf registration statement, including the related prospectus, may be obtained from Curtis Sikorsky, Chief Financial Officer, at Cardiome’s address at 6190 Agronomy Road, 6th Floor, Vancouver, British Columbia, Canada, V6T 1Z3.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ National Market (CRME) and the Toronto Stock Exchange (COM).

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.